UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-35931

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Constellium SE
(Translation of Registrant’s name into English)

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Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD, 21202
France	United States
(Head Office)
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, are a copy of the Constellium SE quarterly report for the second quarter 2022, and a copy of the unaudited interim consolidated financial statements, each as of and for the three and six months ended June 30, 2022.
Exhibit Index

No.	Description

99.1	Constellium SE Quarterly Report as of and for the three and six months ended June 30, 2022

99.2	Constellium SE Unaudited Interim Consolidated Financial Statements as of and for the three and six months ended June 30, 2022

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

July 28, 2022	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer